SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            SC&T INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   783975 10 5
                                ----------------
                                 (CUSIP Number)


                                  Jeremy Peele
                                10 Cavendish Road
                             Hamilton, Bermuda HM 19
                                 (441) 295-5455
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                 Kenneth S. Witt
                                Freeborn & Peters
                       950 Seventeenth Street, Suite 2600
                             Denver, Colorado 80202
                                 (303) 628-4200


                                 March 18, 1998
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 783975 10 5                                                      13D/A
================================================================================

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Cameron Capital Ltd.
         I.R.S. No.: None
--------------------------------------------------------------------------------

(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a)  [  ]
         (b)  [  ]
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(3)      SEC USE ONLY

--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          [   ]
--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
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                                            (7)      SOLE VOTING POWER

                                                              355,900
                                            ------------------------------------

                                            (8)      SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                                      0
WITH                                        ------------------------------------

                                            (9)      SOLE DISPOSITIVE POWER

                                                              355,900
                                            ------------------------------------

                                            (10)     SHARED DISPOSITIVE POWER

                                                                    0
--------------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         355,900
--------------------------------------------------------------------------------

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                     [  ]
--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.5%
--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IV
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  In respect of

                            SC&T INTERNATIONAL, INC.

This Amendment No. 1 amends and supplements the following Items of the Schedule 13D of Cameron Capital Ltd. (the "Reporting Person") filed November 6, 1996 with respect to the common stock, $.01 par value per share (the "Common Stock"), of SC&T International, Inc. (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended in its entirety to read as follows:

     The Reporting Person entered into a subscription agreement with the Company dated June 17, 1996, pursuant to which the Reporting Person agreed to acquire 150 shares of Series A Preferred Stock of the Company, $.01 par value per share (the "Preferred Shares"). The aggregate purchase price for the Preferred Shares was $1.5 million. The Preferred Shares were converted into 1,500,000 shares of Common Stock for no additional consideration.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended in its entirety to read as follows:

     The Reporting Person acquired the Preferred Shares for investment purposes for its own account. The Reporting Person converted the Preferred Shares into 1,500,000 shares of Common stock and it has disposed of such shares at the times that it deemed appropriate based upon the current market conditions, the Company's financial condition, the trading price of the Common Stock and other factors. The Reporting Person does not currently have any plan or intention to acquire additional securities of the Company.

Item 5:  Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented to include the following:

     (a) As of the start of business on Thursday, March 26, 1998, the Reporting Person may be deemed to beneficially own the following numbers of shares of Common Stock:

                                       Number of Shares
                   Name                Personally Owned           Percentage*
                   ----                ----------------           -----------

          Cameron Capital Ltd.             355,900                   1.5%

          None of the Controlling Persons beneficially owns shares of Common Stock that are not already attributed to the Reporting Person herein.

     (b) The Reporting Person has sole dispositive discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

     (c) During the past sixty days, the Reporting Person effected the following transactions regarding the Common Stock.



                                         Number of         Price per
                        Nature of        Shares of         Share of             Where and How
           Date       Transaction       Common Stock      Common Stock       Transaction Affected
           ----       -----------       ------------      ------------       --------------------

         3/13/98          Sale            120,000            .105            OTC Bulletin Board
         3/16/98          Sale             55,000            .095            OTC Bulletin Board
         3/17/98          Sale             50,000            .087            OTC Bulletin Board
         3/18/98          Sale            369,000            .087            OTC Bulletin Board
         3/19/98          Sale            300,000            .095            OTC Bulletin Board
         3/20/98          Sale            150,000            .144            OTC Bulletin Board

     (d)  Is not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 18, 1998.


---------------
* Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 23,135,263 outstanding shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31,1997, as filed on March 13, 1998.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998                  Cameron Capital Ltd.


                                        By:   /s/ Nic Snelling
                                              ----------------------------------
                                              Name: Nic Snelling
                                              Title: Chief Financial Officer